FORM 6-K/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 24, 2021
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

Optibase Ltd. (Nasdaq: OBAS) (the “Company”) is filing this Form 6-K/A as an amendment to the Report of Foreign Private Issuer on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on August 17, 2021 (“Original Form 6-K”), which reported the results of the voting at the Company’s Annual and Extraordinary General Meeting of Shareholders held on August 17, 2021 (the “Meeting”). The previous filing contained certain errors with respect to such results due to miscalculation of the votes counted. Below are the corrected results of the voting at the Meeting.

At the Meeting, Proposals No. 1, 2 and 8 were approved by the shareholders by the required majorities, and Proposals No. 3 through 7 were not approved.

For further information on the Proposals, please refer to proxy statement filed by the Company on Edgar and furnished to the Securities and Exchange Commission on July 8, 2021.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: August 24, 2021